Exhibit 99.1

FAIRMONT HOTELS & RESORTS INC. ANNOUNCES GROUNDBREAKING OF
THE FAIRMONT COCO BEACH RESORT IN PUERTO RICO

- Fairmont to Manage New Resort Set to Open Late 2005 -

TORONTO, June 5, 2003 – Fairmont Hotels & Resorts Inc. (“FHR”) (TSX/NYSE: FHR) today announced that the company has entered into an agreement with Betteroads Asphalt Corporation (“Betteroads”) to manage a new $152 million, 416-room resort on Puerto Rico’s Rio Grande, 25 miles east of San Juan. In acquiring the long-term management contract, FHR will also invest approximately $9.5 million for a minority equity interest in the property at the time of its opening.

Hotel Development Corporation and Tourism Development Fund, both Puerto Rican government entities, are investment participants in this project. FHR has the option to participate in the development of a vacation ownership property on a 20-acre parcel of land adjacent to the resort.

Construction of the resort is to begin in the fall of 2003, with a projected opening for late 2005. The Fairmont Coco Beach Resort will consist of 416 guestrooms including villas, 30,000 square feet of meeting space, a 12,000 square foot Willow Stream spa and a 6,000 square foot amenity casino. Guests will have access to 36 holes of golf located within the resort. This property will expand Fairmont Hotels & Resorts’ collection to 42 properties in the United States, Canada, Mexico, Caribbean, Bermuda and the United Arab Emirates.

“FHR has been actively seeking strategic growth opportunities to increase its luxury portfolio,” comments William R. Fatt, chief executive officer of FHR. “Our portfolio has a significant resort component and this project allows us to build on our presence in the Caribbean, in a desirable tourism destination. In addition, the resort provides us an opportunity to expand Willow Stream, Fairmont’s spa brand.” Mr. Fatt continued, “The Fairmont Coco Beach Resort will be an excellent complement to Fairmont’s portfolio, both for leisure and business guests.”

About Betteroads

Betteroads Asphalt Corporation, the largest asphalt producer and paving company in the Caribbean, was founded by Puerto Rican entrepreneur Arturo Diaz, Jr. in 1954.

About TDF/HDC

The Tourism Development Fund (TDF) is a subsidiary of the Government Development Bank, created to offer guarantees as incentive to the construction of large hotel projects in Puerto Rico.

The Hotel Development Corporation (HDC), under the aegis of the Puerto Rico Tourism Company, is responsible for assisting investors in creating capital structure plans suited to each project’s requirements.

About Fairmont Hotels & Resorts Inc.

FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s managed portfolio consists of 80 luxury and first-class properties with more than 31,000 guestrooms in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds an 83.5% controlling interest in Fairmont, North America’s largest luxury hotel management company. Fairmont manages 41 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac and The Fairmont Scottsdale Princess. FHR also holds a 100% interest in Delta Hotels, Canada’s largest first class hotel management company, which manages and franchises a portfolio of 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 24 properties, two large undeveloped land blocks and an approximate 35% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 23 properties.

Investors: Emma Thompson Executive Director Investor Relations Tel: 416.874.2485 Email: investor@fairmont.com Website: www.fairmont.com	Media: Laura Fairweather Executive Director Public Relations Tel: 416.874.2404 Email: communications@fairmont.com Website: www.fairmont.com